UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                              AMENDED FORM 10 - SB


         GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                                     ISSUERS

          Under Section 12(b) or (g) of the Securities Exchange Act of

                                      1934

                        KARTING INTERNATIONAL INC. f/k/a
WorldWide Indoor Karting Inc. f/k/a FilmWorld International, Inc.
         (Name of Small Business Issuer in its charter)


            Nevada                                              88-0413454
--------------------------------                          ----------------------
 (State or other jurisdiction of                             (I.R.S. Employer
 incorporation or organization)                           Identification Number)

              7251 W. Lake Mead Blvd., Suite 300, Las Vegas, Nevada
                -------------------------------------------------
                    (Address of principal executive offices)

                                      89128

                                     -------
                                   (Zip code)

Issuer's telephone number:(702) 868-0868

Securities to be registered under section 12(b) of the Act:

Title of Each Class                               Name on each exchange on which
to be so registered                               each class is to be registered

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 100,000,000 shares authorized, 10,001,000 issued and outstanding as of October 31, 2003.

TABLE OF CONTENTS
                                                                            Page

Part I                                                                      3
Item 1.      Description of Business                                        3
Item 2.      Management's Discussion and Analysis or Plan of
             Operation                                                      7
Item 3.      Description of Property                                        8
Item 4.      Security Ownership of Management and Others and
             Certain Security Holders                                       8

Item 5.      Directors, Executives, Officers and Significant
             Employees                                                      9
Item 6.      Executive Compensation                                        11
Item 7.      Certain Relationships and Related Transactions                11

Part II                                                                    12
Item 1.      Legal Proceedings                                             12
Item 2.      Market for Common Equity and Related Stockholder
             Matters                                                       12
Item 3.      Recent Sales of Unregistered Securities                       13
Item 4.      Description of Securities                                     13
Item 5.      Indemnification of Directors and Officers                     14

Part F/S                                                                   16
Item 1.      Financial Statements                                          16
Item 2.      Changes in and Disagreements With Accountants on
             Accounting and Financial Disclosure                           16

Part III                                                                   17
Item 1.      Index to Exhibits                                             17
Item 2.      Description of Exhibits                                       20

                                     Part I

Item 1. Description of Business

A.    Business Development and Summary

      Karting International Inc. f/k/a WorldWide Indoor Karting Inc., f/k/a Filmworld International, Inc. ("KTGI" or the "Company"), a Nevada Corporation, was incorporated on June 16, 1924.

      On October 22, 2003, KTGI acquired 100% of the outstanding shares of The Kart Store Inc. On October 22, 2003, KTGI acquired 100% of the ownership interest in FASTRAXX LAS VEGAS INDOOR KARTING, LLC.

B.    Business of Issuer

(1)   Principal Products and Services and Principal Markets

KTGI's business is the design, construction and management of indoor kart racing entertainment facilities.

KTGI is a developmental stage company and its initial and subsequent revenues are primarily dependent upon the Company's ability to effectively and efficiently market its products and services.

On October 22, 2003, Karting International Inc. acquired 100% ownership of Fastraxx Las Vegas Indoor Karting LLC.

The initial concept for Karting International Inc. was developed in November, 2001, after the principals viewed indoor karting facilities in operation in Hong Kong, Germany, Switzerland and the U.K. Between January, 2002, and February, 2003, the Principals researched by visiting over 100 indoor karting facilities throughout the world, manufacturers of the components required to operate an indoor karting facility and held discussions with people who owned and/or managed indoor karting facilities.

In April, 2002, the Company began seeking a construction management firm capable of managing the build out required for the first facility in Las Vegas, NV. The company selected Harris Associates of Las Vegas, NV, to handle all of its construction management. This decision was based upon Harris Associates' record of performance and within-budget track record. From May, 2002, until present, Harris Associates worked hand in hand with Karting International's Principals, Paul Gastwirth and Geoffrey Levy, to find a suitable location for the first facility..Several properties are currently being looked at in the Las Vegas area, both downtown and on the Strip, but a decision has not yet been reached on where the first facility will be located.

During the Spring of 2003, a complete marketing plan outline was developed by the Principals, Paul Gastwirth and Geoffrey Levy, and outside marketing sources. The original marketing plan outline was developed with the Stratosphere Hotel and Casino as the target location. However, that location is no longer available since the lease was terminated in March, 2004. A copy of the new marketing plan is attached as Exhibit (f).

In July 2003, the Company contracted with an indoor karting entertainment facility design company experience in the field, KCC Design of Belgium, to produce the design concept drawings necessary to begin the permitting process with local governmental departments. The drawings were completed in October, 2003. The drawings will be revised when a location is secured.

The Company will attempt to raise $10,000,000.00 via Private Placement immediately. A facility build out is estimated to cost approximately $7,000,000.00. Working capital required is approximately $1,750,000.00 and will be used for normal operating expenses and for paying salaries of employees beginning in the month prior to opening. Until 1 month prior to opening, officers of the company will not be paid. However, one or two non-officers may be salaried prior to that time. After securing a location and completion of raising the funds required, build out will begin and be completed within a 6-9 month time period. The target opening date is Spring, 2005. The time frame for the build out is dependent on the Company's ability to raise sufficient capital by selling shares in the company via a private placement in a reasonably short period of time (2-3 months). In addition, the permitting procedure with the City of Las Vegas' Building Department could delay start of build-out if the usual 4-6 weeks of permitting procedures takes a much longer period of time. Other considerations that could delay build-out and opening dates could include labor strikes, shipping delays of required components and other events that are beyond the control of the Company.

On October 22, 2003, Karting International Inc. also acquired 100% ownership of The Kart Store Inc., a Nevada company which was owned 100% by Victor Hollman, the owner of Bowman Leisure Karts Ltd. (U.K.) and is negotiating the rights for the exclusive North American rights to sell, assemble and manufacture Bowman Karts (UK) products. The Kart Store Inc. and Bowman Leisure Karts Ltd. ((UK) have agreed in principal to the arrangement. A formal agreement is due to be completed within 7 days after build-out of "Fastraxx at the Strat" commences. Bowman's products are shown on their website http://www.bowman-karts.com. A copy of the Letter of Intent signed by both parties is attached as an Exhibit. There is no guarantee that this agreement will ever be finalized.

In late October 2003, Karting International Inc. initiated negotiations for the acquisition of Super Sport International Ltd. (U.K.), a manufacturer of electronic timing systems, for worldwide sales and distribution exclusivity. On February 16, 2004, Karting International acquired SuperSport Timing Systems LLC from David and Davina Hutchinson, 100% owners (50% each) of SuperSport International Ltd. (U.K.), in exchange for 500,000 shares of KTGI's Common Stock. There was no cash price specified. SuperSport Timing Systems LLC owns the exclusive rights for sales and distribution of SuperSport International Ltd. (U.K.)'s electronic timing and managements systems in the Americas (from the southern tip of South America to the most northern locale in Canada including the islands in the Western Hemisphere. David Hutchinson was appointed manager of of SuperSport Timing Systems LLC, a wholly owned subsidiary of Karting International Inc. and was appointed a Vice-President of Karting International Inc. on February 18, 2004. A copy of the acquisition agreement is attached as
Exhibit 110(f).

Realization of KTGI's sales revenue during the fiscal year ending December 31, 2004, is vital to its plan of operations. Management believes that, based upon the company's personnel and its marketing plan, that the Company will be able to compete successfully and that the competitive pressures the Company may face will not have a material adverse effect on the Company's business results of operations and financial condition. There is no assurance that the Company's target date of Spring, 2005, for opening the Fastraxx facility will be met. Until the facility opens, the facility will not generate revenue. However, revenue generation for the company's SuperSport subsidiary is expected to begin by June 1, 2004.

The Company's Fastraxx facility will compete for the entertainment dollar in the Las Vegas, Nevada market. This market competes for the dollars spent by tourists to the Las Vegas, Nevada area. The market in which the Company will compete is the entertainment industry associated with hotel and casino business in Las Vegas. Competition includes established amusement rides in other hotel/casinos, hotel/casino theater shows and well as nightclubs in the area. The Company's facility will face well established and extremely well funded competition. The Company's principal methods of competition will be its advertising efforts. Advertising and selling expenses combined budgeted for the first year amount to approximately $750,000.00.

(2) As of October 31, 2003, the Company has not yet generated any revenues. The Company expects to generate revenues during the 3rd quarter of 2004 from its SuperSport Timing subsidiary and in Spring of 2005 if the opening target date is met. As of October 31, 2003, the Company's accumulated deficit totaled $881,231.

(3) No engineering, management or similar report has been prepared or provided for external use by the Company in connection with the offer of its securities to the public.

(4) Management believes that the Company's future growth and success will be largely dependent upon its ability to develop the marketplace which includes (a) Las Vegas residents who will participate in "arrive and drive" and "team racing" events, (b) Las Vegas company clients who will hold team-building and company function events, (c) convention delegates and exhibitors visiting Las Vegas who will hold functions at the facility or contract for complete "buy outs" of the facility and (d) normal visitors to Las Vegas who will participate in the "arrive and drive" or "event" functions of the facility. The marketing plan outline is attached as Exhibit 99(f). The Company believes that the long-term success of its operations will result because of the substantial research and development already conducted, the Company's marketing expertise, and the people comprising the management team.

The Company incurred research and development costs through October 31, 2003 amounting to $880,741.00. The Company's wholly owned subsidiary, Fastraxx Las Vegas Indoor Karting LLC., has a contract with IGFS Ltd., a Nevada company, which requires all research and development since November, 2001, to be conducted by IGFS Ltd. in return for a flat fee of $30,000.00 per month plus 4.9% of the issued and outstanding shares of Karting International Inc. IGFS Ltd. has been billing Fastraxx Las Vegas Indoor Karting LLC each month and continues to do so. The contract will end at the time that build out commences. Based on this, the Company's cost for research and development in 2001 was $60,000.00, in 2002 was $360,000.00 and in 2003, thru October 31, 2003, was
$300,000.00. Additional expenses in this category were incurred in 2003 to the extent of $160,741.00. A copy of the consulting agreement is attached as an Exhibit. It is noted that Paul Gastwirth, President of Karting International Inc. is also the President and majority owner of IGFS Ltd.

(5) Management does anticipate changes in the number of employees over the next approximately twelve (12) months. Currently there are three employees. Two to four additional employees will be added in January, 2005. After raising the required capital, which is based upon an exit strategy for the investors (i.e., the Company's shares trading on a stock exchange), and completing the build out within 6-9 months after capital is raised, it is anticipated that number of full-time and part-time employees will rise to approximately 100 people.

The amount of salaries to be paid from the funds to be raised will be approximately $400,000.00. It is anticipated that future salaries will be paid out of revenues from the Fastraxx operations.

B.    Segment Data

      As of October 31, 2003, no sales revenue has been generated by the Company. Accordingly, no table showing percentage breakdown of revenue by business segment or product line is included.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

      The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements and the Notes to Consolidated Financial Statements contained in this registration statement.

PLAN  OF OPERATION

OVERVIEW

      Karting International Inc.'s business is the design, build out and management of indoor kart racing entertainment facilities. The Company's initial project is creation of a Fastraxx facility in Las Vegas, Nevada. The Company, through its wholly owned subsidiary, Fastraxx Las Vegas Indoor Karting LLC. has obtained example design plans for the facility. The Company's plans for the next 12 months involve raising capital for construction of the facility, beginning and completing such construction and beginning actual operations of the facility. In addition, through its acquisition of the The Kart Store Inc., the Company intends to exclusively sell and distribute to the North American marketplace products of Bowman Leisure Karts Ltd., a UK company. Bowman Leisure Karts manufactures the racing karts which will be used at the Company's facilities. The acquisition of Super Sport International Ltd. was successfully completed and the company will be moved from England to Las Vegas (including the current management)during June, 2004.Worldwide sales will continue from the Las Vegas location.

      The Company's auditors have issued a going concern opinion based upon their due diligence and auditing procedures. They are well acquainted with the current status and the intended plan of action. It is anticipated that the current auditors will continue to be retained in the future. They stated "The financial statements of Fastraxx Las Vegas Indoor Karting, LLC, The Kart Store, Inc., and Karting International, Inc. are prepared using the generally accepted accounting principles applicable to a going concern, which assumes the realization of assets and liquidation of liabilities in the normal course of business. Since the Companies have not commenced its planned principal operations, the Companies intend to raise sufficient capital needed to continue operating until their planned principal operations commence. Without realization of additional capital, it would be unlikely for the Companies to continue as a going concern".

      All of the expenses thus far incurred by the Company have been in the research and development areas. No expenses have been incurred in pursuit of sales or other revenues to date.

CASH  REQUIREMENTS

      The Company plans to offer up to 10,000,000 shares of its common stock for sale to the public via private placement memoranda to raise $10,000,000.00. This amount is required to allow the build out of the Fastraxx entertainment facility, begin operations of The Kart Store Inc. and SuperSport Timing Systems LLC, working capital and reserves. Once open, it is anticipated that the Fastraxx facility will produce enough revenue to be self-sustaining. It is anticipated that The Kart Store Inc. and SuperSport Timing Systems LLC will both become self-sustaining upon completion of their first quarter's sales. Karting International has budgeted $250,000 each to The Kart Store and SuperSport to launch their operations.

      There is no guarantee that the Company will be successful in its attempt to raise the $10,000,000.00 which is required to build out the Fastraxx facility, initially operate The Kart Store and Super Sport International and to have adequate operating capital.

      The Fastraxx facility is designed to break even with less than 200 people per day paying to drive the racing karts. However, there is no guarantee that a break even point will ever be established. If the Fastraxx facility does not produce enough revenue to be self sustaining then the Company will be forced to fund its activities through its Kart Store and SuperSport Timing operations. Such operations may or may not be conducted at the facility. Such future revenues do not lend themselves to any level of certainty and management's plan in the future will vary depending on the actual level of revenue generated.

      Fastraxx Las Vegas Indoor Karting LLC has procured liability insurance quotations from respected insurance companies. The insurance is available to Fastraxx and will be procured at the proper time. The cost of the insurance is approximately $400,000.00 annually.

      The Kart Store will market its products through a combination of sales methods including on-site marketing, internet sales and at trade shows. Upon the commencement of build-out for Fastraxx, the final agreement between The Kart Store and Bowman Karts will be effected. At that time, a web design company will be contracted with for the development of The Kart Store's website. There is a strong market for replacement parts in addition to the karts themselves. Also, included in Bowman's product line are ancillary items such as helmets, race suits, gloves, facility-related items such as barriers, transponders and radios.

      The risk of doing business for the Kart Store is small since there is already a marketplace in North America developed by Bowman. Bowman management has determined that, with 2500+ indoor karting facilities throughout the world with fewer than 100 in the USA, the North American market is an emerging market and where the future of their business is going to be. A presence, they feel, in the USA is necessary in order to capture that business. Bowman's figures regarding the number of facilities can be verified by performing country-by-country searches on an internet search engine such as Google. In addition, Bowman continually receives quotation requests for its products from throughout the World. Bowman has been involved in the karting and indoor karting industries for over 20 years. Bowman's estimates in this regard are the product of its business experience and there can be no assurance that such estimates will be reflected in the actual results of the Company's business.

      Initial expenses for The Kart Store will include, at first, importing goods from the U.K. against orders placed by customers. As the business grows, importing the components required to assemble karts will be required. Eventually, a manufacturing facility may be needed in the USA.

      Bowman is already doing business in the USA and has developed a marketplace for their products. At this point, no additional funding is needed for Bowman to continue its business here through The Kart Store. To grow the business substantially and expeditiously it will need additional capital. A breakeven point for The Kart Store will be based upon the profit margins within the sales price of the items being sold. It is anticipated that from the first order the business will be profitable. For example, on an initial order for 20 karts and associated maintenance parts and supplies from a new karting facility in the USA, the selling price may be $4000.00 per kart or $80,000.00 total plus shipping costs. Delivery of the order may cost $60,000.00 plus shipping costs. This would result in a profit to The Kart Store of $20,000.00 for that order. The downside is non-existent since The Kart Store has no risk involved in the manufacture or delivery of the order. It is, in fact, a drop shipment type of order. The cost of money to bridge the gap between the time the order is received until the order is delivered and paid for will be incorporated into the sales prices. A profit margin of approximately 25% will be targeted on The Kart Store's sales. The Kart Store's target for sales during its first quarter of operations is $500,000 to $750,000 producing an anticipated profit of $125,000 to $187,500. The first complete year of operation is expected to yield sales of $3,500,000.00 to $5,000,000.00 resulting in an anticipated profit of $875,000 to $1,250,000. All such figures are based on estimates and are not guarantees. Actual results may vary.

      Bowman manufactures high-end, top quality products. Currently there is no competition in the USA for their products. There is high percentage of profit in the sales price of Bowman products that can be whittled away and not greatly affect the profitability of the sales. Thus, the value of the dollar vs. the pound will not affect competitiveness. There is no guarantee that The Kart Store will be successful in its marketing and sales endeavors and, as a result, may never be self- sustaining.

      Karting International Inc. will pursue acquisitions and joint ventures with existing successful indoor karting facilities throughout the world with an emphasis on North American facilities. It is management's plan to expand enough so that no single facility will be responsible for the success or failure of the Company.

PRODUCT RESEARCH AND DEVELOPMENT

      The research required for the first Karting International Inc. facility has already been done. The research consisted of visiting multitudes of indoor kart racing entertainment facilities throughout the world. Discussions were held with product manufacturers, facility owners, facility managers, mechanics, marketing and sales consultants, party and convention planners, restaurant and bar operators,. Design, construction and operational consultants have been involved from the onset of the idea to create the Company.

The development consists of building out the facility, marketing the facility as a viable venue and operating the facility.

      Research leading to the acquisition of The Kart Store Inc. has been done. Visits to existing indoor karting facilities and discussions with owners/managers of those facilities produced the results that indicate a large, growing market for replacement karts and parts in the USA. Additionally, discussions with potential indoor karting facility owners indicates that there will be huge growth in the number of facilities in North America. The Kart Store will attempt to position itself to be the provider of the products required to fulfill the needs. The development phase will consist of marketing and selling the products and services needed by existing and future facilities.

      Future research and development will be devoted to expansion.

EXPECTED PURCHASES OF PLANT AND EQUIPMENT

      The Company plans to spend approximately $7,000,000.00 on the development of a Fastraxx facility. This will include the purchase of all equipment necessary to operate the indoor kart racing track.

      Additionally, approximately $250,000.00 will be spent on the development of The Kart Store.

EXPECTED CHANGES IN THE NUMBER OF EMPLOYEES

      The number of employees will increase substantially in the month prior to opening of the Facility. Fastraxx at will require approximately 100 full and part-time employees when it opens for business. After completion of fund raising (to begin immediately after the Company's shares have started to trade on a stock exchange) and the 6-9 month build-out time period has elapsed, Fastraxx intends to be "open for business" each day for approximately 14-16 hours during the first six months of operations. Eventually, it could expand its open hours to 20-24 hours per day. Staff requirements will be based upon the traffic, number of open hours and special event needs.

      The Kart Store Inc. will have 3-4 employees within the post opening six months including sales people. At the time that it becomes feasible to assemble karts in Las Vegas, the number of employees will rise to 10 people.

      There is no guarantee that the Company will employ any of the employees discussed above.

ITEMS AFFECTING COMPARABILITY

      Karting International Inc. has not yet had any revenues. There is no comparability at this time.


Item 3. Description of Property

A.    Description of Property

      The Company's corporate headquarters are located at 7251 W. Lake Mead Blvd., Suite 300, Las Vegas, Nevada 89128. There are no additional facilities of the corporation. The property currently is gifted by the Company's president. The Company's president currently has leased offices at this location and has allowed the use of the offices by Karting International without any cost to the Company. The Company receives its mail, has its telephone services and holds meetings at the facility. Once the build out begins, the Company's headquarters will be moved to that location and the space allocated will be within the leased quarters. The design of the facility will incorporate office space for Karting International, The Kart Store, SuperSport and Fastraxx. The office space will accommodate all of the needs of all of the companies with room for expansion should more companies be acquired.

B.    Investment Policies

      Management of the Company does not currently have policies regarding the acquisition or sale of assets primarily for possible capital gain or primarily for income. The Company does not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item 4. Security Ownership of Management and Certain Security Holders

A. Security Ownership of Management and Certain Beneficial Owners

      The following table sets forth information as of the date of this Registration Statement with respect to the beneficial ownership of the Common Stock of the Company concerning stock ownership by (i) each Director, (ii) each Executive Officer, (iii) the Directors and Officers of the Company as a group and (iv) each person known by the Company to own beneficially more than five percent (5%) of the Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.

5% SHAREHOLDERS

                                                                      Amount
Title     Name and Address                            of shares      Percent
Of        of Beneficial                                held by         of
Class     Owner of Shares          Position             Owner         Class
------    -----------------        --------------     ---------      -------
Common    Fastraxx Holding Corp.                      7,500,000       74.9%
          2251 N. Rampart Blvd.
          Suite 323
          Las Vegas, Nevada 89128

SECURITY OWNERSHIP OF MANAGEMENT

                                                                      Amount
Title     Name and Address                            of shares      Percent
Of        of Beneficial                                held by         of
Class     Owner of Shares          Position             Owner         Class
------    -----------------        --------------     ---------      -------
Common    Paul Gastwirth           President and      3,750,000       37.5%
          2251 N. Rampart,         Chairman of the
          Suite 323                Board
          Las Vegas, NV 89128

Common    Geoffrey Levy            Secretary and      3,950,000       39.5%
          2251 N. Rampart,         Director
          Suite 323
          Las Vegas, NV 89128

Common    Joseph Spada             Treasurer and         50,000        0.5%
          2251 N. Rampart,         Director
          Suite 323
          Las Vegas, NV 89128

Common    Peter Rankin             Director              50,000        0.5%
          2251 N. Rampart,
          Suite 323
          Las Vegas, NV 89128

          Officers and Directors                      7,600,000       78.0%
          as a group

B.    Persons Sharing Ownership of Control of Shares

      No person other than Paul Gastwirth and Geoffrey Levy owns or shares the power to vote ten percent (10%) or more of the Company's securities. Mr. Gastwirth and Mr. Levy own 100% of Fastraxx Holding Corp., a private Nevada corporation.

C.    Non-voting Securities and Principal Holders Thereof

      The Company has not issued any non-voting securities.

D.    Options, Warrants and Rights

      There are no options, warrants or rights to purchase securities of the Company.

E.    Parents of the Issuer

      Under the definition of parent, as including any person or business entity who controls substantially all (more than 80%) of the issuers of common stock, the Company has no parents.

Item 5. Directors, Executive Officers and Significant Employees

A.    Directors, Executive Officers and Significant Employees

      The names, ages and positions of the Company's Directors and Executive Officers are as follows:

OFFICER AND DIRECTOR LIST

Paul Gastwirth      62 years old
President and Chairman of the Board
Board Member since October 22, 2003
Term: 2 years

Geoffrey Levy       48 years old
Secretary and Director
Board Member since October 22, 2003
Term: 2 years

Joseph Spada        60 years old
Treasurer and Director
Board Member since October 22, 2003
Term: 2 years

Peter Rankin        39  years old
Vice-President and Director
Board Member since October 22, 2003
Term: 2 years

B.    Work Experience

Paul Gastwirth, President, CEO and Chairman. Mr. Gastwirth has been involved in the financial sectors since 1961 providing financial solutions and advise to international clients.

Mr. Gastwirth was the CEO of Kommar International Corp. (Hong Kong) where he led the company from its inception to a $100,000,000 per year revenue commodity marketing company while employing only 35 people (1970-1985). From 1985 through 1999 he was an asset management consultant to clients throughout the world. Most recently, from 1996 through 2003, Mr. Gastwirth has been the President and CEO of Independent Global Financial Services Ltd., (IGFS LTD) a company specializing in asset rentals and enhanced credit facilities for individuals and companies worldwide.

Peter J. Rankin, Vice President, Director of Operations, Director. Mr. Rankin resigned in October, 2003, as the General Manager of The Raceway, London, a large and successful indoor karting facility in the UK.

From January 1997, his responsibilities at the Raceway included hiring of staff, event design and implementation, client liaison for corporate events, design & implementation of track timing systems, design of annually changed track layout, health & safety co-ordination, training of all staff (re-fueling, marshalling, race controlling and hosting events), management of staff shifts and salaries, liaison between booking office and all other track staff, All "IT" for the company, liaison with workshops regarding all matters to do with karts, implementing (with Head Engineer) a maintenance program for karts.

Mr. Rankin regularly hosted and managed events at The Raceway for leading institutions such as Goldman Sachs, Lehman Brothers, Reuters, KPMG and Morgan Stanley as well as for many charitable groups in the UK. His practical duties included co-ordination of the three different departments (Sales, Event Management, Engineering), Human Resource Management and all IT matters, including Website updates, database management and marketing through the Internet as well as all day-to-day activities of the track, conference room and bar.

Prior to joining The Raceway, Peter managed and created sales for Phoenix Karting in the UK from 1993 to 1997. Throughout his career he has been involved in creating timing systems, IT and professional kart racing.

Geoffrey Levy, Secretary, Director. Mr. Levy has spent his business life marketing precious metals and gems internationally to commercial accounts which he personally developed.

Mr. Levy traveled to Southern Africa, Israel, Europe and the Far East while engaged in the wholesale diamond business for over 15 years from 1978 to 1993. From 1993 to February, 2003, he was a worldwide dealer in the Australian pearl business, purchasing yearly crops from Australian pearl farmers and selling them to upscale wholesalers and retailers throughout the world.

Joseph Spada, Treasurer, Director of Finance & Administration, Director. Mr. Spada is a finance and operations professional with an MBA and over 20 years diverse experience. As of August 2003, Mr. Spada has been on the faculty of the University of Phoenix. He was the Finance/Operations Manager for Sprint PCS from October, 1997 to November 2002. From 1992 to 2002 he was the Vice President of Finance for Balkancar NA. He was the executive Vice President for the Spada Organization, Ltd from 1989 to 1992 and was with Senior Vice President of Finance and Administration for National Theme Productions from 1986 to 1989. He also served as Vice President of Administration and Finance for the Trihawk, Inc., a Harley-Davidson subsidiary from 1985 to 1986.

Mr. Spada possesses money management skills and expertise in general management including computerization, material control, personnel, and production and customer relations.

C.    Family Relationships

C.    Family Relationships

      None

D.    Involvement on Certain Material Legal Proceedings During the Last Five
      Years

(1) No Director, Officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

(2) No Director, Officer or significant employee has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(3) No Director, Officer or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6. Executive Compensation

Remuneration of Directors and Executive Officers

      The Company currently has employment agreements with its Executive Officers. All Executive Officers of the Company prior to October 11 2003 have not drawn a formal salary from the Company. Over the next twelve (12) months, however, each Executive Officer is expected to draw the following annual compensation. The Company does not currently have an employee stock option plan.

FUTURE COMPENSATION OF DIRECTORS

            2004 COMPENSATION OF OFFICERS AND DIRECTORS

(1) Name of Individual Capacities in Which Annual or Identity of Group Remuneration was Recorded Compensation

      Paul Gastwirth             President, Chairman            $99,000.00

      Geoffrey Levy              Secretary & Director           $99,000.00

      Joseph Spada               Treasurer & Director           $75,000.00

      Peter Rankin               Director of Operations         $75,000.00

(2)   Compensation of Officers and Directors

      There were no arrangements pursuant to which any Officer or Director of the Company was compensated for the period from April 16, 2003 to October 31, 2003 for any service provided as an Officer or Director.

Item 7. Certain Relationships and Related Transactions

      On October 22, 2003, the Board of Directors of Filmworld International Inc. approved an Agreement of Exchange of Common Stock/Member Ownership with Fastraxx Las Vegas Indoor Karting LLC, a Nevada limited liability company. The Member Manager of Fastraxx Las Vegas Indoor Karting LLC approved the Agreement of Exchange of Member Ownership/Common Stock on the same day. The acquisition was consummated on October 31, 2003. As a result of this Agreement, Filmworld International Inc. has acquired 100% of the issued and outstanding ownership of Fastraxx Las Vegas Indoor Karting LLC, in exchange for 8,500,000 shares of common stock of Filmworld International Inc. The ownership of Fastraxx Las Vegas Indoor Karting LLC were held by Fastraxx Holding Corporation wholly owned by Geoffrey Levy and Paul Gastwirth, equally. Mr. Levy and Mr. Gastwirth are Officers and Directors of the Company. The property acquired by Filmworld International Inc. consists of cash, a long-term lease with the Stratosphere Hotel & Casino (no longer effective), design drawings and build out plans.

      Also, on October 22, 2003, the Board of Directors of Filmworld International Inc. approved an Agreement of Exchange of Common Stock with The Kart Store Inc., a Nevada corporation a Nevada limited liability company. The Board of Directors of The Kart Store Inc. approved the Agreement of Exchange of Common Stock on the same day. The acquisition was consummated on October 31, 2003. As a result of this Agreement, Filmworld International Inc. has acquired 100% of the issued and outstanding shares of The Kart Store Inc. in exchange for 500,000 shares of common stock of Filmworld International Inc. The shares of The Kart Store Inc. were wholly owned by Victor Hollman.

Prior to the consummation of these Agreements, there were no material relationships between Geoffey Levy, Paul Gastwirth or Victor Hollman and Filmworld International Inc., its affiliates, Officers, Directors, or associates of its Officers or Directors. Fastraxx Holding Corporation currently controls approximately 74.9% of the outstanding common stock of Filmworld International Inc., which changed its name to Karting International Inc. on October 22, 2003. Fastraxx Holding Corporation is wholly owned equally by Paul Gastwirth and Geoffrey Levy.

      Fastraxx Las Vegas Indoor Karting LLC has a consulting agreement with Independent Global Financial Services Ltd. See Part I, Item 1, B(4) above. The President and majority owner of Independent Global Financial Services Ltd. is Paul Gastwirth who is also the President and Chairman of the Board of Karting International Inc. and was the Member Manager of Fastraxx Las Vegas Indoor Karting LLC prior to its acquisition. Independent Global Financial Service Ltd. also has the right to claim 4.9% of the issued and outstanding common stock of Karting International Inc. as a clause in the consulting contract.

      Asccrued salaries are payable to the former officers of Fastraxx Las Vegas Indoor Karting LLC. These officers, Paul Gastwirth, Geoffrey Levy and Joseph Spada are also officers and directors of Karting International Inc.

Karting International, Inc. has accrued salaries payable for the three officers of the Company. As of October 31, 2003 the Company has accrued $147,875. The salaries are to be paid once the Company has the funds available.

Karting International, Inc. has entered into an agreement with Independent Global Financial Services, Ltd. for consulting fees relating to all necessary services required to establish the indoor karting facility. Paul Gastwirth, the President of Karting International, owns 3,750,000 shares or 37% of the Company's outstanding common shares. Paul Gastwirth is also the President and 50% owner of Independent Global Financial Services, Ltd. The agreement requires payments of $30,000 per month starting November 27, 2001. The Company currently owes $474,600 relating to this agreement. The concept of the Company has been in existence since November 27, 2001. Independent Global Financial Service, Ltd. has been involved in implementing the project and organizing the LLC since November 2001 and all fees from November 27, 2001 to July 22, 2002 (date of organization) relate to the above-mentioned services.

Karting International, Inc. has a related party payable to Independent Global Financial Service, Ltd., a company under common control in the amount of $490. The payable relates to filing fees paid to the Secretary of State on behalf of The Kart Store, Inc. before the acquisition dated October 22, 2003.

      The Kart Store Inc. owes $490.00 to Independent Global Financial Services Ltd. for its incorporation expenses. The President and majority owner of Independent Global Financial Services Ltd. is Paul Gastwirth ho is also the President and Chairman of the Board of Karting International Inc.

                                     Part II

Item 1. Legal Proceedings

      The Company is not currently involved in any legal proceedings, nor does it have knowledge of any threatened litigation.

Item 2. Market for Common Equity and Related Stockholder Matters

A. Market Information

(1)   The common stock of the Company is currently not trading.

(2)(i) There is currently no Common Stock that is subject to outstanding options or warrants to purchase or securities convertible into, the Company's common stock.

   (ii) As of October 31, 2002 there were 10,001,000 shares of the Company's stock issued and outstanding, of which 1,001,000 shares could be sold under Rule 144 under the Securities Act of 1933 as amended or that the registrant has agreed to register for sale by security holders.

B.    Holders

      As of October 31 2003, the Company had approximately 100 stockholders of record.

C.    Dividend Policy

      The Company has not paid any dividends to date. In addition, it does not anticipate paying dividends in the immediate foreseeable future. The Board of Directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and such other factors as the Board may deem relevant.

D.    Reports to Shareholders

      The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E.    Transfer Agent and Registrar

      The Transfer Agent for the shares of common voting stock of the Company is Nevada Agency and Trust Company, Reno, NV.

Item 3. Recent Sale of Unregistered Securities

      On October 22, 2003, the Company issued 500,000 shares of its common stock to Victor Hollman in connection with the acquisition of the Kart Store, Inc. There was no cash price attached to the shares issued. All such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares bear a restrictive legend reflecting the limitations on future transfer of those shares.

On October 22, 2003, the Company issued 8,500,000 shares of its common stock in connection with the Company's acquisition of Fastraxx Las Vegas Indoor Carting, LLC. All such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares bear a restrictive legend reflecting the limitations on future transfer of those shares. Shares were issued as follow:

A. Fastraxx Holding Corporation                  7,500,000 shares
B. Lori Levy, ITF Natalie Levy, a minor            100,000 shares
C. Lori Levy, ITF Hannah Levy, a minor             100,000 shares
D. Jueli Gastwirth Garfinkle                       100,000 shares
E. Aric Gastwirth                                  100,000 shares
F. Joseph Spada                                     50,000 shares
G. Peter Rankin                                     50,000 shares
H. Martin Hotz                                     200,000 shares
I. Clive Becker                                    100,000 shares
J. Mark Segal                                       50,000 shares
K. The Ronald J. Harris Revocable Trust             50,000 shares
L. Albo Antennucci                                 100,000 shares

Item 4. Description of Securities

A.    Common Stock

(1)   Description of Rights and Liabilities of Common Stockholders

i. Dividend Rights - the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available, therefore at such times and in such amounts as the Board of Directors of the Company may from time to time determine.

ii. Voting Rights - each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of Directors. All voting is non-cumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the Directors can elect all the Directors. The Board of Directors may issue shares for consideration of previously authorized but un-issued common stock without future stockholder action.

iii. Liquidation Rights - upon liquidation, the holders of the common stock are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

iv. Preemptive Rights - holders of common stock are not entitled to preemptive rights.

v. Conversion Rights - no shares of common stock are currently subject to outstanding options, warrants or other convertible securities.

vi.   Redemption rights - no redemption rights exist for shares of common stock.

vii.  Sinking Fund Provisions - no sinking fund provisions exist.

viii. Further Liability For Calls - no shares of common stock are subject to further call or assessment by the issuer. The Company has not issued stock options as of the date of this Registration Statement.

(2)   Potential Liabilities of Common Stockholders to State and Local
      Authorities

      No material or potential liabilities are anticipated to be imposed on stockholders under State statutes. Certain Nevada regulations, however, require regulation of beneficial owners of more than five percent (5%) of the voting securities. Stockholders that fall into this category, therefore, may be subject to fines in circumstances where non-compliance with these regulations is established.

B.    Debt Securities

      The Company is not registering any debt securities, nor are any outstanding.

C.    Other Securities To Be Registered

      The Company is not registering any security other than its common stock.

Item 5. Indemnification of Directors and Officers

     The Bylaws of the Company provide for indemnification of its Directors, Officers and employees as follows: Every Director, Officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a Director, Officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a Director, Officer, employee or agent at the time such expenses are incurred, except in such cases wherein the Director, Officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

     The Bylaws of the Company further states that the Company shall provide to any person who is or was a Director, Officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

     The Articles of Incorporation of the Company states that a Director or Officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a Director or Officer, but this Article shall not eliminate or limit the liability of a Director or Officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a Director or Officer of the corporation for acts or omissions prior to such repeal or modification.

      The Articles of Incorporation of the Company further state that every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a Director of the corporation, or who is serving at the request of the corporation as a Director or Officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right, which may be enforced in any manner desired by such person. The expenses of Officers and Directors incurred in defending a civil suit or proceeding, must be paid by the corporation as incurred and in advance of the final disposition of the action, suit or proceeding, under receipt of an undertaking by or on behalf of the Director or Officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such Directors, Officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, Officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, Officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, Officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Part F/S

Item 1. Financial Statements

The following documents are filed as part of this report:

                           KARTING INTERNATIONAL, INC.

                          (A Development Stage Company)

                    CONSOLIDATED AUDITED FINANCIAL STATEMENTS

                                OCTOBER 31, 2003

                                    CONTENTS

INDEPENDENT AUDITORS' REPORT


CONSOLIDATED FINANCIAL STATEMENTS:

     Consolidated Balance Sheets                                               1

     Consolidated Statements of Income and Accumulated Deficit                 2

     Consolidated Statement of Stockholders' Equity                            3

     Consolidated Statements of Cash Flows                                     4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                   5-8


                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors Karting International, Inc.

We have audited the accompanying consolidated balance sheets of Karting International, Inc. (a Nevada Corporation) (A Development Stage Company) as of October 31, 2003 and the related consolidated statements of operations and accumulated deficit, changes in stockholders' equity and cash flows from the three respective inception dates to October 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Karting International, Inc. as of October 31, 2003, and the result of its operations and its cash flows from the three respective inception dates to October 31, 2003 in accordance with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As disclosed in Note 5, certain conditions raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments to the financial statements that might be necessary should the Company be unable to continue as a going concern.

                                                            Chavez & Koch, CPA's

November 10, 2003
Henderson, Nevada

                           KARTING INTERNATIONAL, INC.
                         (A Developmental Stage Company)
                           CONSOLIDATED BALANCE SHEETS
            AS OF OCTOBER 31, 2003, DECEMBER 31, 2002, 2001 AND 2000

                               10/31/2003      2002           2001          2000

         ASSETS

CURRENT ASSETS
  Cash                           $15,137        $--           $--           $--
         Total current
            assets                15,137         --            --            --

FIXED ASSETS
  Construction
    in progress                  190,160         --            --            --
         Total assets           $205,297        $--           $--           $--


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable              $632,872        $--           $--           $--
    Credit card payable            7,091         --            --            --
    Salaries payable             147,875         --            --            --
    Accrued expenses              18,200         --            --            --
      Total current
      liabilities                806,038         --            --            --

        Total liabilities        806,038         --            --            --

STOCKHOLDERS' EQUITY
   Common stock, $.001 par
     value, 100,000,000
     authorized 10,001,000,
     1,001,000, 1,001,000,
     and 31,001,000 issued
     and outstanding              10,001

  Additional paid in
    capital                      269,999         --            --            --

  Deficit accumulated
    during the development
    stage                       (880,741)        --            --            --
      Total members'
      equity                    (600,741)        --            --            --
        Total liabilities
        and stockholders'
        equity                 $ 205,297        $--           $--           $--

The accompanying independent auditors' report and notes to financial statements should be read in conjunction with these consolidated
                                 balance sheets.

                           KARTING INTERNATIONAL, INC.
                         (A Developmental Stage Company)
              CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUM. DEF.
                    FOR THE TEN MONTHS ENDED OCTOBER 31, 2003
              AND THE YEARS ENDED DECEMBER 31, 2002, 2001 and 2000


                               10/31/2003      2002           2001          2000

REVENUES                             $--        $--           $--           $--


EXPENSES
  General and administrative
    Professional
      fees                        35,629         --            --            --
    Other                        222,637         --            --            --

  General and administrative, related parties
    Consulting
      fees                       474,600         --            --            --
    Filing fee                       490         --            --            --
    Salaries                     147,875         --            --            --
    Total
      expenses                   881,231         --            --            --

OPERATING LOSS                  (881,231)        --            --            --

NET LOSS                        (881,231)        --            --            --

ACCUMULATED DEFICIT,
  beginning of period                 --         --            --            --


ACCUMULATED DEFICIT,
  end of period                $(881,231)       $--           $--           $--

Weighted average number
  of common shares
  oustanding                   9,593,712 11,402,275    16,595,798    13,049,626

NET LOSS PER SHARE
  (basic and
  diluted)                        $(0.09)       $--           $--           $--

The accompanying independent auditors' report and notes to financial statements should be read in conjunction with these consolidated
                                 balance sheets.

                           KARTING INTERNATIONAL, INC.
                         (A Developmental Stage Company)
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
            FOR THE THREE YEARS AND TEN MONTHS ENDED OCTOBER 31, 2003

                                          Additional     Accumulated Total
                                Common     Paid-in         Deficit During   Stockholders'
                   Shares       Stock      Capital          Dev. Stage          Equity
Balance
December 31,
1999              3,000,000      $--          $--               $--               $--

Reverse split
July 21,
2000             (2,000,000)      --           --                --                --

Stock issuance
July 21,
2000             15,001,000       --           --                --                --

Stock issuance
August 22,
2000             15,000,000       --           --                --                --

Balance
December 31,
2000             31,001,000       --           --                --                --

Retirement of
shares August 22,
2001            (30,000,000)      --           --                --                --

Balance
December 31,
2001              1,001,000       --           --                --                --

Balance
December 31,
2002              1,001,000       --           --                --                --

Issued for acquisition of The Kart Store, Inc.
October 22,
2003                500,000       --           --                --                --

Issued for acquisition of Fastraxx
October 22,
2003              8,500,000   10,001      269,999          (880,741)         (600,741)

Balance
October 31,
2003             10,001,000  $10,001     $269,999         $(880,741)        $(600,741)

The accompanying independent auditors' report and notes to financial statements should be read in conjunction with these consolidated
                                 balance sheets.

                           KARTING INTERNATIONAL, INC.
                         (A Developmental Stage Company)

             CONSOLIDATED STATEMENTS OF CASH FLOWS
           FOR THE TEN MONTHS ENDED OCTOBER 31, 2003
     AND THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                10/31/03       2002           2001          2000
CASH FLOWS FROM
OPERATING ACTIVITIES
  Net loss                     $(881,231)       $--           $--           $--

  Adjustments to reconcile net income to net cash
  provided by (used in) operating activities:
    Increase (decrease) in:
      Accounts payable           633,362         --            --            --
      Credit card
        payable                    7,091         --            --            --
      Salaries payable           147,875         --            --            --
      Accrued expenses            18,200         --            --            --
   Net cash provided by
     (used in) operating
      activities                 (74,703)        --            --            --

CASH FLOWS FROM
INVESTING ACTIVITIES
   Construction in

      progress                  (190,160)        --            --            --
      Net cash provided by
      (used in) investing
      activities                (190,160)        --            --            --

CASH FLOWS FROM
FINANCING ACTIVITIES

  Member contributions           280,000         --            --            --
    Net cash provided by
    (used in) financing
    activities                   280,000         --            --            --

    Net increase
      (decrease) for
      period                      15,137         --            --            --

    Net cash beginning
      of period                       --         --            --            --

    Net cash end
      of period                  $15,137        $--           $--           $--

Supplemental disclosures:

    Interest paid                    $--        $--           $--           $--
    Taxes paid                       $--        $--           $--           $--

The accompanying independent auditors' report and notes to financial statements should be read in conjunction with these consolidated
                                 balance sheets.

                           KARTING INTERNATIONAL, INC.
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                OCTOBER 31, 2003

NOTE 1 - ORGANIZATION AND PURPOSE

Organization and Purpose

Karting International, Inc. (a Nevada Corporation) (fka World Wide Indoor Karting, Inc, Filmworld International, Inc. and Prince Consolidated Mining Company) (the Company) was incorporated in the state of Nevada on June 16, 1924 business purpose is to coordinate the marketing and promotion and operation of indoor kart racing facilities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The policy of the Companies is to prepare their financial statements on the accrual basis of accounting. The fiscal year end for each is December 31.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with maturities of three months or less when purchased.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reported period. Actual results could differ from those estimates.

Earnings Per Share Calculations

Basic and diluted earnings per common share ("EPS") are computed by dividing income available to common stockholders by the weighed-average number of common shares outstanding for the period. The weighed-average number of common shares outstanding for computing basic and diluted weighted average number of common shares outstanding was 9,593,712 for the period ended October 31, 2003. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. As of October 31, 2003 the Company's basic and diluted EPS were the same.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Prepaid expenses

The Companies amortize prepaid expenses over a period equivalent to the term of commitment. There were no prepaid expenses for the period ended October 31, 2003.

Fixed Assets

Fixed assets are stated at cost. Ordinary maintenance and repairs are charged to expense as incurred and costs that materially increase the life of the assets are capitalized. As of October 30, 2003, Karting International, Inc. had capitalized $190,160 of construction in progress relating to leasehold improvements to be made to the leased building space. The leasehold improvements will be amortized over the remaining life of the lease period once the leased space becomes operational.

Revenue

The Companies are in the process of developing and implementing accrual based revenue recognition policies.

Income Taxes

Income taxes are generally provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of fixed assets for financial and income tax reporting. The Companies have no deferred tax assets and liabilities representing the future tax return consequences of those differences because currently the Companies have no material temporary timing differences that give rise to these tax assets and liabilities. Currently there are no federal income taxes due.

Advertising

Advertising costs are to be expensed when incurred. There were no advertising costs for the period ended October 31, 2003.

NOTE 3 - RELATED PARTY TRANSACTIONS

Karting International, Inc. has accrued salaries payable for the three officers of the Company. As of October 31, 2003 the Company has accrued $147,875. The salaries are to be paid once the Company has the funds available.

Karting International, Inc. has entered into an agreement with Independent Global Financial Services, Ltd. for consulting fees relating to all necessary services required to establish the indoor karting facility. Paul Gastwirth, the President of Karting International, owns 3,750,000 shares or 37% of the Company's outstanding common shares. Paul Gastwirth is also the President and 50% owner of Independent Global Financial Services, Ltd. The agreement requires payments of $30,000 per month starting November 27, 2001. The Company currently owes $474,600 relating to this agreement. The concept of the Company has been in existence since November 27, 2001. Independent Global Financial Service, Ltd. has been involved in implementing the project and organizing the LLC since November 2001 and all fees from November 27, 2001 to July 22, 2002 (date of organization) relate to the above-mentioned services. In addition to the monthly retainer fee, Independent Global Financial Services, Ltd. is to receive 4.9% ownership interest in the Company prior to the opening of the Las Vegas facility.

Karting International, Inc. has a related party payable to Independent Global Financial Service, Ltd., a company under common control in the amount of $490. The payable relates to filing fees paid to the Secretary of State on behalf of The Kart Store, Inc. before the acquisition dated October 22, 2003.

NOTE 4 - ACQUISITION

On October 22, 2003, the Company acquired all ownership interests in The Kart Store, Inc. (a Nevada Corporation) in exchange for 500,000 shares of its restricted common stock.

On October 22, 2003, the Company acquired all ownership interests in Fastraxx Las Vegas Indoor Karting, LLC (a Nevada Limited Liability Company) in exchange for 8,500,000 shares of its restricted common stock. The transaction results in Fastraxx Las Vegas Indoor Karting, LLC owning 84% of the outstanding shares of Karting International, Inc.'s common stock.

With the exception of the $490 due to Independent Global Financial Services, Ltd. as stated in Note 4, all assets and liabilities reflected in the 10/31/03 balance sheet are those of Fastraxx Las Vegas Indoor Karting, LLC and are stated at historical cost. In addition, all expenses except the $490 in filing fees are those of Fastraxx Las Vegas Indoor Karting, LLC since its inception.

NOTE 5 - GOING CONCERN

The financial statements of Karting International, Inc. are prepared using the generally accepted accounting principles applicable to a going concern, which assumes the realization of assets and liquidation of liabilities in the normal course of business. Since the Company has not commenced its planned principal operations, the Company intends to raise sufficient capital needed to continue operating until their planned principal operations commence. These reasons raise substantial doubt about the company's ability to continue as a going concern.

The company plans to offer up to 5,000,000 shares of its common stock for sale to the public via private placement memoranda to raise $10,000,000.00. This amount is required to allow the build out of the "Fastraxx at the Strat" entertainment facility, begin operations of the Kart Store, Inc. and Supersport Timing Systems LLC, working capital and reserves. Once open, it is anticipated that "Fastraxx at the Strat" will produce enough revenue to be self-sustaining. It is anticipated that the Kart Store, Inc. and Supersport Timing Systems LLC will both become self-sustaining upon completion of their first quarter's sales. Karting International has budgeted $250,000 each to the Kart Store and Supersport to launch their operations.

Part III

Item 1. Index to Exhibits

INDEX TO EXHIBITS

Exhibit

Number   Name and/or Identification of Exhibit

1.    Underwriting Agreement.

      Not applicable

2.    Plan of Acquisition, Reorganization, Arrangement, Liquidation, or
      Succession.

      Not applicable

3.    Articles of Incorporation & By-Laws.

      (a) Articles of Incorporation of the Prince Consolidated Mining Company filed June 16, 1924 (Filed with Form 10-SB on November 28, 2003, incorporated herein by this reference).

      (b) By-Laws of the Prince Consolidated Mining Company adopted June 16, 1924 (Filed with Form 10-SB on November 28, 2003, incorporated herein by this reference).

      (c) Articles of Incorporation of FilmWorld International Inc. filed December 31, 1998 (Filed with Form 10-SB on November 28, 2003, incorporated herein by this reference).

      (d) By-Laws of Filmworld International, Inc. adopted December 31, 1998 (Filed with Form 10-SB on November 28, 2003, incorporated herein by this reference).

4.    Instruments Defining the Rights of Security Holders

      No instruments other than those included in Exhibit 3

5.    Opinion on Legality

      Not applicable

6.    No Exhibit Required

7.    Opinion on Liquidation Preference

      Not applicable

8.    Opinion on Tax Matters

      Not applicable

9.    Voting Trust Agreement and Amendments

      Not applicable

10.   Material Contracts

      (a)   Stratosphere Lease and Extensions
      (b)   Bowman Letter of Intent
      (c)   Super Sports Letter of Intent
      (d)   Fastraxx Las Vegas Indoor Karting/IGFS, Ltd. Consulting Agreement
      (e)   Management employment agreements
      (f)   Super Sports Acquisition Agreement

11.   Statement Re: Computation of Per Share Earnings

Not applicable - Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements.

12.   No Exhibit Required

      Not applicable

13.   Annual or Quarterly Reports - Form 10-Q

      Not applicable

14.   Material Foreign Patents

      None. Not applicable

15.   Letter on Un-audited Interim Financial Information

      Not applicable

16.   Letter on Change in Certifying Accountant

      Not applicable

17.   Letter on Director Resignation

      Not applicable

18.   Letter on Change in Accounting Principles

      Not applicable

19.   Reports Furnished to Security Holders

      Not applicable

20.   Other Documents or Statements to Security Holders

      None - Not applicable

21.   Subsidiaries of Small Business Issuer

      a)    Fastraxx Las Vegas Indoor Karting, LLC.
      b)    The Kart Store Inc.

22.   Published Report Regarding Matters Submitted to Vote of Security Holders

         Not applicable

23.   Consent of Experts and Counsel

      Consents of independent public accountants

24.   Power of Attorney

      Not applicable

25.   Statement of Eligibility of Trustee

      Not applicable

26.   Invitations for Competitive Bids

      Not applicable

27.   Financial Data Schedule

      Not applicable

28.   Information from Reports Furnished to State Insurance Regulatory
      Authorities

      Not applicable

29.   Additional Exhibits

      Not applicable

99.   Other

      (a) Merger Agreement between Prince Consolidated Mining Company and FilmWorld International, Inc. (Filed with Form 10-SB on November 28, 2003, incorporated herein by this reference).
      (b) Articles of Merger between Prince Consolidated Mining Company and FilmWorld International, Inc. (Filed with Form 10-SB on November 28, 2003, incorporated herein by this reference).
      (c) Acquisition Agreement between FilmWorld International, Inc. and Fastraxx Las Vegas Indoor Karting, LLC. (Filed with Form 10-SB on November 28, 2003, incorporated herein by this reference)
      (d) Acquisition Agreement between FilmWorld International, Inc. and The Kart Store Inc. (Filed with Form 10-SB on November 28, 2003, incorporated herein by this reference).
      (e)   Management's Marketing Plan

Item  2. Description of Exhibits

DESCRIPTION OF EXHIBITS

Exhibit
Number   Name and/or Identification of Exhibit

1.    Underwriting Agreement

      Not applicable

2.    Plan of Acquisition, Reorganization, Arrangement, Liquidation, or
Succession

      Not applicable

3.    Articles of Incorporation & By-Laws

      (a) Articles of Incorporation of the Prince Consolidated Mining Company filed June 16, 1924. (Filed with Form 10-SB on November 28, 2003, incorporated herein by this reference).
      (b) By-Laws of the Prince Consolidated Mining Company adopted June 16, 1924 (Filed with Form 10-SB on November 28, 2003, incorporated herein by this reference).
      (c) Articles of Incorporation of FilmWorld International Inc. filed December 31, 1998 (Filed with Form 10-SB on November 28, 2003, incorporated herein by this reference).
      (d) By-Laws of Filmworld International, Inc. adopted December 31, 1998 (Filed with Form 10-SB on November 28, 2003, incorporated herein by this reference).

4.    Instruments Defining the Rights of Security Holders

      No instruments other than those included in Exhibit 3

5.    Opinion on Legality

      Not applicable

6.    No Exhibit Required

7.    Opinion on Liquidation Preference

      Not applicable

8.    Opinion on Tax Matters

      Not applicable

9.    Voting Trust Agreement and Amendments

      Not applicable

10.   Material Contracts

      (a)   Stratosphere Lease and Extensions
      (b)   Bowman Letter of Intent
      (c)   Super Sports Letter of Intent
      (d)   Fastraxx Las Vegas Indoor Karting/IGFS, Ltd. Consulting Agreement
      (e)   Management employment agreements
      (f)   Super Sports Acquisition Agreement

11.   Statement Re: Computation of Per Share Earnings

Not applicable - Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements.

12.   No Exhibit Required

      Not applicable

13.   Annual or Quarterly Reports - Form 10-Q

      Not applicable

14.   Material Foreign Patents

      None. Not applicable

15.   Letter on Un-audited Interim Financial Information

      Not applicable

16.   Letter on Change in Certifying Accountant

      Not applicable

17.   Letter on Director Resignation

      Not applicable

18.   Letter on Change in Accounting Principles

      Not applicable

19.   Reports Furnished to Security Holders

      Not applicable

20.   Other Documents or Statements to Security Holders

      None - Not applicable

21.   Subsidiaries of Small Business Issuer

      (a)   Fastraxx Las Vegas Indoor Karting, LLC.
      (b)   The Kart Store Inc.

22.   Published Report Regarding Matters Submitted to Vote of Security Holders

      Not applicable

23.   Consent of Experts and Counsel

      Consents of independent public accountants

24.   Power of Attorney

      Not applicable

25.   Statement of Eligibility of Trustee

      Not applicable

26.   Invitations for Competitive Bids

      Not applicable

27.   Financial Data Schedule

      Not applicable

28.   Information from Reports Furnished to State Insurance Regulatory
      Authorities

      Not applicable

29.   Additional Exhibits

      Not applicable

99.   Other

      (a) Merger Agreement between Prince Consolidated Mining Company and FilmWorld International, Inc. (Filed with Form 10-SB on November 28, 2003, incorporated herein by this reference).
      (b) Articles of Merger between Prince Consolidated Mining Company and FilmWorld International, Inc. (Filed with Form 10-SB on November 28, 2003, incorporated herein by this reference).
      (c) Acquisition Agreement between FilmWorld International, Inc. and Fastraxx Las Vegas Indoor Karting, LLC. (Filed with Form 10-SB on November 28, 2003, incorporated herein by this reference).
      (d) Acquisition Agreement between FilmWorld International, Inc. and The Kart Store Inc. (Filed with Form 10-SB on November 28, 2003, incorporated herein by this reference).

SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Karting International Inc.
(Registrant)

Date: January 12, 2004

By: /s/Paul Gastwirth
    Paul Gastwirth, President